UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

Farmer Bros. Co.
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(Name of Issuer)

Common Stock, $1.00 Par Value
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(Title of Class of Securities)

307675108
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(CUSIP Number)

Roy E. Farmer
c/o Farmer Bros. Co
20333 South Normandie Avenue
Torrance, CA 90502
(310) 787-5200
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 7, 2005
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


SCHEDULE 13D/A
(AMENDMENT NO. 2)

CUSIP NO. 307675108

1.   NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Roy E. Farmer (Deceased)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A) [ ]             (B) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS
 OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e) [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER OF       7       SOLE VOTING POWER
SHARES                   None
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                 None
EACH
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON                   None
WITH
                10      SHARED DISPOSITIVE POWER
                         None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock, $1.00 par value per share

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                 [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%

14      TYPE OF REPORTING PERSON
        IN


Item 1.   Security and Issuer

This statement relates to shares of Common Stock, par value $1.00 per share, of Farmer Bros. Co., a Delaware corporation (the "Company"), having its principal executive offices at 20333 South Normandie Avenue, Torrance, California 90502.

Item 2.   Identity and Background

(a) Roy E. Farmer (Deceased)

(b) c/o Farmer Bros. Co., 20333 South Normandie Avenue, Torrance, California 90502.

(c) Deceased. President, CEO and Chairman of the Board of the Company until his death on January 7, 2005.

(d) The Reporting Person had not been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person had not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. This filing is made to reflect the termination of Roy E. Farmer's beneficial ownership of shares by reason of his death.

(f) Roy E. Farmer was a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

The Reporting Person died on January 7, 2005. Prior to his death, the Reporting Person was the beneficial owner of 6,311,282 shares of Common Stock of the Company, including 6,309,580 shares previously reported on Schedule 13D filed on January 6, 2004, as amended by Schedule 13D/A filed on March 19, 2004. This filing is made to reflect the termination of the Reporting Person's beneficial ownership of shares by reason of his death. Beneficial ownership of such shares was transferred in accordance with trust instruments to successor trustees under various family trusts. Accordingly, no shares were purchased or sold.

Item 4.   Purpose of Transaction

As described in Item 3, there is no other purpose of the transaction.

a. N/A;

b. N/A;

c. N/A;

d. N/A;

e. N/A;

f. N/A;

g. N/A;

h. N/A;

i. N/A; or

j. N/A.

Item 5.   Interest in Securities of the Issuer

a.  N/A;

b.  N/A;

c.  N/A;

d.  N/A; or

e.  January 7, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A.

Item 7.   Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify at the information set forth in this statement is true, complete and correct.

Date:     March 14, 2005

By:	/s/ Carol Lynn Farmer Waite
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	Carol Lynn Farmer Waite, Attorney-In-Fact
	For Jeanne Ann Farmer Grossman, Executor
	Under Will of Roy E. Farmer